Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-202710 on Form S-1 of our report dated March 12, 2015 relating to the consolidated financial statements of Par Pharmaceutical Holdings, Inc. and subsidiaries comprised of the consolidated statements of operations, comprehensive (loss) income, stockholders’ equity, and cash flows for the period July 12, 2012 (Date of Inception) through December 31, 2012 (Successor) (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the merger transaction with Par Pharmaceutical Companies, Inc. and Sky Growth Acquisition Corporation) included in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

April 17, 2015